Ventas, Inc.

10350 Ormsby Park Pl Suite 300 Louisville, KY 40223 T 502.357-9000 F 502.357-9029

May 11, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F Street, N.E.

Washington. D.C. 20549

Attn:	Eric C. McPhee
Staff Accountant
Division of Corporation Finance

Re:	Ventas, Inc.
Form 10-K For the Year Ended December 31, 2005
Filed February 28, 2006
File No. 001-10989

Dear Mr. McPhee:

Set forth below are the responses of Ventas, Inc., a Delaware corporation (the “Company”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated April 27, 2006 from Daniel L. Gordon to Debra A. Cafaro, the Company’s Chairman, President and Chief Executive Officer on the above-referenced filing by the Company with the Commission.

For the convenience of the Staff, we have set forth below each of the Staff’s comments in italics, immediately followed by the Company’s respective response thereto.

Form 10-K for the year ended December 31, 2005

Consolidated Statements of Cash Flows, page 58

1.	Please tell us where the cash flows from the sale of a seniors housing facility during 2005 for approximately $9.9 million in net cash proceeds are classified on the Statement of Cash Flows for the Year Ended December 31, 2005. If the cash flow is included in Net cash provided by operating activities, in future filings please reclassify the cash proceeds to cash flows from investing activities.

The $9.9 million of net proceeds from the sale of a seniors housing facility during 2005 were disbursed directly to a third party qualified intermediary in escrow at closing in contemplation of an Internal Revenue Code Section 1031 exchange. Accordingly, these funds were excluded from the Company’s 2005 Consolidated Statement of Cash Flows as a

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May 11, 2006

non-cash transaction. Disclosure that these funds are being held in escrow for use in an Internal Revenue Code Section 1031 exchange appears in “Note 6 – Dispositions” of the Notes to Consolidated Financial Statements on page 67 of the Form 10-K.

Note 5—Acquisitions, page 67

2.	We note from the table provided on page 67 that you have not allocated any of the purchase price of your various purchase transactions during 2004 and 2005 to intangible assets, such as in-place leases or customer relationships. From your accounting policy disclosure on page 60, it appears that you allocate the cost of properties acquired between tangible land, buildings and equipment and recognized intangible assets based upon estimated fair values in accordance with SFAS 141. Please tell us how you determined that no value should be allocated to intangible assets such as customer relationships and in-place leases. As an example, it appears there could be a significant customer relationship intangible related to the acquisition of Provident as this enables you to reduce dependence on Kindred for rental revenue. This is just one example of why there could be a customer relationship intangible related to the acquisition of Provident.

The Company considered the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” (“SFAS No. 141”) and the accounting policy disclosed on page 60 of the Form 10-K in determining how to allocate the purchase price of its 2004 and 2005 acquisitions. Based on its evaluations, the Company determined that the purchase price for these transactions were allocable to land, buildings and improvements and fixtures and equipment. The Company does not believe that any portion of the purchase price should be allocated to intangible assets (including in-place lease intangibles, above or below market leases, or customer relationship intangibles) on these transactions.

The Company’s leases for the acquisitions of seniors housing, skilled nursing and hospital facilities were directly with tenants that will utilize the real estate assets to operate these properties. The Company’s income is derived directly from those tenants and is not linked to the underlying occupancy by the residents or patients of the real estate properties. Accordingly, there was not any (i) value associated with avoiding the cost of originating the acquired in-place leases (i.e., the market cost to execute a lease, including leasing commission, legal and other related costs), (ii) value associated with lost revenue related to tenant reimbursable operating costs estimated to be incurred during the assumed re-leasing period (i.e., real estate taxes, insurance and other operating expenses), or (iii) value associated with lost rental revenue from existing leases during the assumed re-leasing period. Based upon the Company’s review of the in-place leases at the time of the acquisitions, the Company believed that such leases were at the current market rates and that it could replace its tenants with other third-party tenants under substantially similar market based terms without incurring any significant incremental costs.

The Company’s relationship with Brookdale Senior Living Inc. (“Brookdale”) resulted primarily from the purchase of real estate assets in connection with its 2005 acquisition of Provident Senior Living Trust (“Provident”). Although Brookdale is a high quality operator

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May 11, 2006

of seniors housing facilities, the purchase price for the Provident acquisition was not based on its ability to operate the real estate assets. In fact, the Company believes that the value of the Company’s real estate assets is completely independent of the leases and that the seniors housing facilities would be appealing to other operators, who would be willing to enter into leases with the Company on terms substantially similar to those with Brookdale.

The Company acknowledges that the Provident transaction enabled it to achieve a measure of diversification from Kindred Healthcare, Inc.; however, it does not necessarily follow that the Provident transaction resulted in the acquisition of a customer relationship. The Provident transaction and its components were effected at their respective fair market values, and the fair market value analysis would not yield different results based on the nature of the purchaser/lessor or its business strategy. That is, the purchase price paid by the Company and the terms of the leases would have represented fair value for a fully diversified purchaser/lessor. While the Company may derive related benefits from the Provident transaction in the form of the diversified credit risk, we do not believe that such benefits constitute a separable intangible asset as defined by paragraph 39 of SFAS No. 141.

Note 6 – Dispositions, page 67

3.	Please tell us and disclose your accounting policy for recognizing gains on the sale of assets in accordance with SFAS 66 in future filings. Additionally, please tell us how the gain recognized on the sale of assets during 2005 met the criteria for gain recognition under SFAS 66.

The Company will disclose its accounting policy for recognizing gains on the sale of assets in accordance SFAS No. 66, “Accounting for Sales of Real Estate” (“SFAS No. 66”) in its future filings with the Commission.

The Company recognizes sales of facilities only upon the closing of the transaction with the purchaser. Payments received from purchasers prior to closing are recorded as deposits and classified as other assets in the consolidated balance sheet. Gains on facilities sold are recognized using the full accrual method upon closing when the collectibility of the sales price is reasonably assured, the Company is not obligated to perform significant activities after the sale to earn the profit, the Company has received adequate initial investment from the buyer, and other profit recognition criteria have been satisfied. Gains may be deferred in whole or in part until the sales satisfy the requirements of gain recognition on sales of real estate under SFAS No. 66.

The gain recognized by the Company on the sale of assets during 2005 met the criteria for gain recognition under SFAS No. 66 because it was recognized in the quarter in which the transaction with the purchaser had closed, legal transfer of the property had occurred and all sale proceeds had been received for the benefit of the Company. The Company was not obligated to perform any significant activities after the closing to earn the profit and all other profit recognition had been satisfied.

Securities and Exchange Commission

May 11, 2006

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the above referenced filing, that Staff comments or changes to disclosure in response thereto do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments or wish to discuss further the Company’s comments to Mr. Gordon’s April 27, 2006 letter, please call me at (502) 357-9388.

Very truly yours,

/s/ Richard A. Schweinhart

Richard A. Schweinhart,

Executive Vice President and Chief Financial Officer

cc:	Debra A. Cafaro, Chairman, President and Chief Executive Officer of Ventas, Inc.

T. Richard Riney, Executive Vice President, General Counsel and Secretary of Ventas, Inc.